Exhibit 99.2

OLYMPUS PACIFIC MINERALS INC.
Consolidated Balance Sheets
Unaudited

As at	September 30	December 31
Canadian dollars	2007	2006
ASSETS
Current
Cash	$30,191,214	$4,101,536
Accounts receivable and prepaid expenses	1,020,775	1,703,984
Inventory (note 12)	812,613	617,043
	32,024,602	6,422,563
Long-term
Property, plant & equipment (note 6)	11,174,329	10,697,757
Mineral properties (note 3)	9,876,510	10,015,755
Deferred financing costs	-	695,773
Deferred exploration and development costs (note 3)	19,362,617	13,724,846
	40,413,456	35,134,131
	72,438,058	41,556,694
LIABILITIES
Current
Accounts payable and accrued liabilities	2,796,912	1,899,646
Capital lease obligations (note 11)	448,101	412,894
Loan facility	-	2,330,800
Asset retirement obligation (note 4)	25,069	59,173
	3,270,082	4,702,513
Long-term
Asset retirement obligation (note 4)	763,140	890,322
	763,140	890,322
	4,033,222	5,592,835
SHAREHOLDERS' EQUITY
Share capital (note 7a)	103,163,145	66,074,507
Contributed surplus (notes 7a)	7,192,179	4,347,990
Deficit	(41,950,488)	(34,458,638)
	68,404,836	35,963,859
	$72,438,058	$41,556,694
See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Operations and Comprehensive Loss
Unaudited
	Three month period ended September 30		Nine month period ended September 30
For the periods ending September 30 (Canadian dollars)	2007	2006	2007	2006

Sales - Gold	$2,232,250	$-	$4,991,965	$-

Cost and expenses
Cost of sales	1,419,630	-	4,181,847	-
Amortization	486,493	5,793	1,448,559	23,404
General exploration	-	53,874	74,442	111,336
Royalty expense	37,476	5,731	76,681	26,205
Consulting fees	57,156	35,653	250,231	113,436
Office and general administrative	209,302	65,287	483,792	171,085
Investor relations and promotion	203,497	29,810	438,652	190,459
Management fees and salaries	676,426	448,334	1,730,208	944,161
Professional fees	203,399	103,028	585,497	261,029
Shareholders' information	4,280	898	55,996	37,767
Transfer agent and regulatory fees	29,118	13,837	145,681	182,993
Travel	144,403	43,164	428,116	260,771
Stock-based compensation (note 7b)	742,569	135,886	1,831,708	415,696
	4,213,749	941,295	11,731,410	2,738,342

Other (income) expense
Interest income	(173,193)	(108,709)	(368,875)	(202,555)
Interest expense	-	-	129,103	-
Write-off of deferred transaction costs	-	-	265,488	-
Debt extinguishment costs (note 5)	-	-	54,059	-
Foreign exchange loss	473,228	17,615	672,630	(4,346)
	300,035	(91,094)	752,405	(206,901)
Loss and comprehensive loss for the period	$2,281,534	$850,201	$7,491,850	$2,531,441

Basic and diluted loss per common share	$0.01	$0.01	$0.04	$0.02

Weighted average number of common shares outstanding	215,059,030	164,400,440	189,577,847	154,072,962

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Deficit
Unaudited
	Three month period ended September 30		Nine month period ended September 30
For the periods ending September 30 (Canadian dollars)	2007	2006	2007	2006
Deficit, beginning of the period	$39,668,954	26,660,991	$34,458,638	24,979,751
Loss for the period	2,281,534	850,201	7,491,850	2,531,441
Deficit, end of the period	$41,950,488	27,511,192	$41,950,488	27,511,192
See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Cash Flows
Unaudited
	Three month period ended September 30		Nine month period ended September 30
For the periods ending September 30 (Canadian dollars)	2007	2006	2007	2006

Operating activities :
Loss for the period	(2,281,534)	(850,201)	(7,491,850)	(2,531,441)
Items not affecting cash
Amortization	486,493	5,793	1,448,559	23,404
Stock-based compensation expense	742,569	135,886	1,831,708	415,696
Write-off of deferred transaction costs	-	-	209,237	-
Interest expense	-	-	81,090	-
Accretion expense	8,801	-	28,441	-
Foreign exchange (gain)/loss	193,615	20,026	243,255	57,773
Reclamation costs	(56,491)	-	(79,388)	-
Changes in non-cash working capital balances	-
Accounts receivable and prepaid	19,353	(75,795)	683,208	(807,018)
Accounts payable and accrued liabilities	(182,439)	(165,458)	651,411	(14,086)
Inventory	(32,722)	(56,110)	(195,570)	(26,601)
Cash used in operating activities	(1,102,355)	(985,859)	(2,589,899)	(2,882,273)

Investing activities :
Deferred exploration and development costs	(2,059,215)	(1,769,470)	(5,130,192)	(5,648,649)
Acquisition of property, plant and equipment	(216,833)	(1,359,453)	(1,541,822)	(1,806,748)
Cash used in investing activities	(2,276,048)	(3,128,923)	(6,672,014)	(7,455,397)

Financing activities :
Shares issued	23,980,318	135,168	36,829,000	16,511,968
Warrants issued	1,092,963	-	1,092,963	-
Shares issued on warrants exercised	-	-	2,394,987	-
Repayment of debt	-	-	(2,156,497)	2,314,200
Share issue cost	(1,934,716)	16,829	(1,969,975)	(1,195,262)
Capital lease obligation	(108,745)	-	(279,745)	-
Cash provided by financing activities	23,029,820	151,997	35,910,733	17,630,906

Increase (decrease) in cash and cash equivalents during the period	19,651,417	(3,962,785)	26,648,820	7,293,236

Cash - beginning of the period	10,815,631	11,543,466	4,101,536	404,987

Effect of foreign exchange rate changes on cash	(275,834)	(7,705)	(559,142)	(125,247)

Cash - end of the period	$30,191,214	7,572,976	$30,191,214	7,572,976
See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

1. Nature of Operations
Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) and its subsidiaries are engaged in the acquisition, exploration, development and mining of gold bearing properties in Southeast Asia.  The Company focuses its activities on two multi-project properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property and an exploration project in the Philippines – Capcapo.

The Company is exploring and developing its mineral properties and is considered to be in the development stage for accounting purposes. The Company has one gold plant in Vietnam, generating small amounts of revenue that commenced commercial production effective October 1, 2006.  The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

2. Summary of Significant Accounting Policies
Basis of presentation and consolidation
These unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant inter-company balances and transactions are eliminated on consolidation.

Change in Accounting Policies
The Company has adopted the following CICA guidelines effective for the Company’s first quarter commencing January 1, 2007:

a) Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except loans and receivables and those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The Company, as permitted by CICA Handbook Section 3855, has adopted this section prospectively as of January 1, 2007. The adoption of Section 3855 had no effect on the Company’s financial statements except for the prospective reclassification of deferred financing costs from long-term assets to net against the loan facility as required under Section 3855.

b) Section 1530 - Comprehensive Income. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized. The adoption of Section 1530 had no effect on the Company’s financial statements.

c) Section 1506 – Accounting Changes. Section 1506 requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

The CICA has also recently issued new accounting pronouncements:

a) In December 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosure and Section 3863, Financial Instruments – Presentation. Section 3862 replaces the disclosure portion of Section 3861. It places increased emphasis on disclosing the nature and extent of risks arising from both recognized and unrecognized financial instruments, and how these risks are managed. Section 3863 carries forward the presentation requirements from Section 3861.

b) Additionally in December 2006, the CICA issued Handbook Section 1535, Capital Disclosures. This Section establishes standards for disclosing qualitative and quantitative information about an entity's capital and how it is managed in order to enable users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital.

c) In May 2007, the CICA issued amended Handbook Section 1400, General Standards of Financial Statement Presentation. The section provides revised guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.

The main features of the changes are as follows:
•  Management is required to make an assessment of an entity’s ability to continue as a going concern;
•  In making its assessment, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date;
•  Financial statements must be prepared on a going concern basis unless management either intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so;
•  Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern; and
•  When financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern.

d) In June 2007, the CICA issued Handbook Section 3031, Inventories. This Section requires inventory to be recorded at the lower of cost or net realizable value, which is our current accounting policy. The section also clarifies the allocation of fixed production overhead, requires consistent use of either first-in, first-out or weighted average to measure inventories, and requires that any previous write-downs be reversed when the value of inventories increases. The amount of the reversal is limited to the amount of the original write-down

The above standards will become effective for the Company beginning on January 1, 2008. The Company is reviewing these standards, and has not yet determined the impact, if any, on the consolidated financial statements.

Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

Cash
Cash is comprised of cash on hand. Excess cash is deposited in interest bearing bank deposit accounts. .

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

Mineral properties
The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment. The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value. The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project. The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the statement of operations.

Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves available on the related project following commencement of commercial production.  The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset Retirement Obligations
The Company recognizes the fair value of an asset retirement obligation as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Deferred exploration and development costs
The Company defers all exploration and development expenses relating to mineral projects and areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  These costs will be amortized over the proven and probable reserves available on the related property following commencement of production.

Foreign currency translation
The monetary assets and liabilities of the Company that are denominated in currencies other than the Canadian dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising on translation are included in the statement of operations.

Property, plant and equipment
The Company records building, plant and equipment at cost. Buildings, plant and equipment involved in service, production and support are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves. Computer hardware and software is amortized, net of residual value, using the straight-line method over three years. Repairs and maintenance expenditures are expensed as incurred. Expenditures that extend the useful lives or productive capacity of existing facilities or equipment are capitalized and amortized over the remaining useful life of the related assets.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

In the normal course of our business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of all our leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with our other owned assets.

Asset impairment – Long-lived assets
The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable. In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis. All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows. Future cash flows are based on management’s best estimates of future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

Stock-based compensation
The Company uses the fair-value method of accounting for stock options granted to employees and directors. Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period. The majority of the Company’s stock options vest on the passage of time and continued service requirements. For some of the stock options granted, the options vest based on meeting two of three criteria: (a) specified production levels, (b) specified minimum share price and market capitalization and /or (c) minimum threshold of ounces of gold geological resources for the Company. Compensation expense is recognized for these options based on the best estimate of the number of options that are expected to eventually vest and the estimate is revised, if necessary, if subsequent information indicates the expected number of options that vest are likely to differ from initial estimates. The Company applies an estimated forfeiture rate when calculating the expense. Any consideration paid upon the exercise of stock options or warrants plus any previously recognized amounts in contributed surplus is credited to common shares.

The Company has a bonus share program that allows employees to elect to take their bonus in either cash or double the cash amount in common shares.  If the employee chooses the share bonus, the common shares will be received one year after the last day of the bonus period. If the employee chooses the cash bonus, the cash is received within the same fiscal year. If an employee terminates employment before the one year of service, the bonus reverts back to cash without double up and is paid out on termination. The bonus is recognized as a liability at the time of the award. If the employee elects to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one year additional service period as compensation expense and contributed surplus. No compensation cost is recognized for estimated forfeitures.

Loss per share
Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is determined assuming that proceeds received on exercise would be used to purchase common shares at the average market price during the period.  As there is currently a loss per share, there is no dilutive effect from any of the outstanding options and warrants.

Future income taxes
Future income taxes are recorded using the liability method. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stripping Costs
Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Revenue Recognition
Revenue from the sale of gold and by-products, such as silver, are recognized when; (i) the significant risks and rewards of ownership have been transferred, (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned, and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the mine site until gold and silver reaches the Zurich airport and the dore bars are consigned for transport to the refinery. Consequently, revenue is recognized when the gold and silver reaches the refinery. The realized sales price per troy ounce of gold is the AM-fixing of the London Bullion Market in US dollars as prescribed under the sales contract. The quantity of ounces sold is determined by applying a variable recovery rate as well as a return rate of 99.95% for gold and 98% for silver.

For accounting purposes, the refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against costs of sales.

Inventory
Inventory is comprised of ore in stockpiles, operating supplies, dore bars and gold in circuit and is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Dore bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

Interest Cost Accounting
Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes interest costs to assets under development or construction while development or construction activities are in progress. Capitalizing interest costs ceases when construction of the asset is substantially complete and it is ready for its intended use. In that case, the specific interest rate is used as well as the weighted average interest rate on other obligations if the asset expenditures exceed the specific borrowing.

3. Mineral Properties and Deferred Exploration and Development Costs

			Deferred Exploration and
	Mineral Properties		Development Costs
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Phuoc Son	$6,116,904	$6,116,904	$12,989,883	$9,527,650
Bong Mieu	3,944,000	3,944,000	6,270,077	9,167,689
Capcapo	-	-	416,334	-
	10,060,904	10,060,904	19,676,294	18,695,339
Accumulated
amortization(1)	(184,394)	(45,149)	(313,677)	(251,562)
Write- off (2)	-	-	-	(438,931)
Impairment charge (3)	-	-	-	(4,280,000)
Total	$9,876,510	$10,015,755	$19,362,617	$13,724,846

(1) Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006.
(2) Write-off of $438,931 of Deferred Exploration costs relates to certain areas of the Bong Mieu property where exploration activities did not produce positive results. This write-off took place in Q4 2006.
(3) During fourth quarter 2006, management determined that the Bong Mieu Central mine was not reaching originally estimated future throughput. Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Central (Hogan) deferred exploration and development costs.

Bong Mieu Gold Property
The Company holds Mining and Investment Licences covering 30 square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central (an open pit), Bong Mieu East (a potentially open-pit deposit) and Bong Mieu Underground (an undergrounddeposit) which was previously operated by the French from 1896 to 1941. Olympus acquired this project in 1997. Olympus owns 80% and the Company’s Vietnamese partner owns 20% of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006. Currently, the Company pays a 2% royalty based on 80% of the revenues of Bong Mieu Central to Zedex Minerals Limited. Once the Vietnamese partner meets its share of the funding requirements, the Company must pay a 3% net smelter return royalty equal to 3% of the sales price when the gold is smelted in Vietnam

Phuoc Son Gold Property
The Company holds an 85% interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company's subsidiary, New Vietnam Mining Company ("NVMC"), entered into a joint venture with Mien Trung Industrial Company ("Minco"), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC"). PSGC has an investment license on the Phuoc Son property. NVMC's initial interest in PSGC is 85% and Minco has a 15% interest. After five years, from the end of the period in which PSGC

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

makes a profit for 12 consecutive months, Minco can increase its interest by 15% to 30% if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50% if Minco chooses to acquire such additional 20% interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties. If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

4. Asset Retirement Obligation

	September 30,	December 31,
	2007	2006
Balance, beginning of the year	$949,495	$382,509
Increase in obligation	31,245	515,545
Decrease in obligation	(79,388)	-
Foreign exchange adjustment	(141,584)	22,344
Accretion	28,441	29,097
Balance, end of the period	788,209	949,495
Current portion	25,069	59,173
Non-current portion	$763,140	$890,322

The asset retirement obligation relates to the Bong Mieu and Phuoc Son properties in Vietnam.  The Company estimated the cost of rehabilitating the sites at $1,091,000 over the next 10 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 5.6%

5. Loan Facility
On June 27, 2007 the US$2 million Non-Revolving Debt Facility (the "Facility") with Macquarie Bank Limited ("MBL") of Sydney, Australia was repaid in full. Concurrently, MBL elected to exercise its share purchase warrants to acquire 5,376,092 common shares of the Company at a price of $0.4347 for gross proceeds of $2,336,987.

6. Property, Plant & Equipment
	September 30, 2007			December 31, 2006
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value
Building	$874,642	$167,340	$707,302	$502,412	$47,161	$455,251
Leasehold
improvements	103,005	38,205	64,800	103,005	13,333	89,672
Plant and
equipment	6,332,824	1,022,069	5,310,755	5,613,823	281,354	5,332,469
Office
equipment,
furniture and
fixtures	1,002,727	446,241	556,486	867,883	292,234	575,649
Motor vehicles	376,548	204,924	171,624	376,548	153,956	222,592
Infrastructure	2,050,179	425,834	1,624,345	2,047,585	69,855	1,977,730
Construction in
progress	2,739,017	-	2,739,017	2,044,394	-	2,044,394
	$13,478,942	$2,304,613	$11,174,329	$11,555,650	$857,893	$10,697,757

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

7. Capital Stock
a) Common Shares
The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the year-ended December 31, 2006 and the nine-month period ended September 30, 2007.

	Number of	Amount
	Shares	$
Common shares, January 1, 2006	131,846,200	$49,709,671
Private placement (1)	27,000,000	15,660,000
Issued upon exercise of options	1,155,833	558,067
Issued upon exercise of warrants	1,270,000	636,270
Issued upon debt repayment	3,406,758	1,174,480
Share issue costs (1)	-	(1,663,981)
Common shares, December 31, 2006	164,678,791	$66,074,507

Private placement (2)	21,428,571	12,000,000
Prospectus offering (3)	38,461,538	23,846,154
Issued upon exercise of options	1,978,565	1,231,986
Issued upon exercise of warrants	5,476,092	2,394,987
Issued on exercise of over-allotment (3)	216,394	134,164
Bonus common shares issued	127,060	81,090
Share issue costs (4)	-	(2,599,743)
Common shares, September 30, 2007	232,367,011	$103,163,145

The following table shows movements in contributed surplus of the Company for the nine-months ended September 30, 2007 and year ended December 31, 2006.

	September 30, 2007	December 31, 2006
Balance, beginning of the year	$4,347,990	$2,656,679
Valuation of options	1,586,674	556,109
Bonus common shares issued	9,367	-
Valuation of warrants, net of issue costs (3 and 4)	1,092,963	1,445,573
Exercise options and warrants	(383,303)	(310,371)
Agents’ compensation options and warrants (4)	538,488	-
Balance, end of the period	$7,192,179	$4,347,990

(1) On March 31, 2006, the Company completed a brokered private placement of $15,660,000. The Company issued 27,000,000 common shares at $0.58 per share. Agents for the Offering were paid a cash commission equal to 7% of the gross proceeds and were issued 1,890,000 compensation warrants. Each compensation warrant is exercisable for one common share at $0.58 and expires on March 31, 2008.

(2) On March 19, 2007, the Company completed a non-brokered private placement of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000 and net proceeds of $11,967,772.

(3) On August 10, 2007, the Company completed an Offering (the “Offering”) of 38,461,538 Units of the Company at a price of $0.65 per unit for gross proceeds of $25,000,000 and net proceeds of $22,891,000. Each Unit consisted of one common share and one-half of one common share purchase warrant. The Units were separated into common shares [a total of 38,461,538] and common share purchase warrants [a total of 19,230,769] immediately following the closing of the Offering. Of the Offering price of $0.65 per Unit, the

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

Company has, for accounting purposes, allocated $0.62 to each common share and $0.03 to each one-half common share purchase warrant.  Each whole common share purchase warrant is exercisable for one common share of the Company at $0.80 and expires August 9, 2009.

The Company also granted the Agents an over-allotment option to purchase additional Shares at a price of $0.62 and additional whole common share purchase warrant at a price of $0.06 for a period of 30 days from closing. The over-allotment option was partially exercised on September 7, 2007 and as a result, a total of 216,394 common shares of the Company at $0.62 and 323,947 whole common share purchase warrants at $0.06 were issued for gross proceeds of $153,601 and net proceeds of $144,385

(4) Agents for the August 10, 2007, Offering were paid a cash commission equal to 6% of the gross proceeds and were granted non-transferable compensation options to acquire 2,307,692 Agents units. Each compensation option is exercisable for one Agent’s unit at $0.65 and expires on August 10, 2009. Each Agents’ Unit consists of one common share of the Company and one-half of one common share purchase warrant.  Each whole Agents’ common share purchase warrant will entitle the holder to acquire one common share of the Company at a price of $0.80 per common share and will expire on August 10, 2009.

b) Stock Options

On September 12, 2003, the Company adopted a stock option plan which was re-approved by its shareholders on June 16, 2005. On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan. Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 12% (on a non-diluted basis) of the Company’s issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors in an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the period ended September 30, 2007 and the year ended December 31, 2006.

	September 30, 2007		December 31, 2006
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number of	Exercise
	of Options	Price	options	Price
		$		$
Outstanding, beginning of the year	11,477,500	0.39	11,298,667	0.37

Granted	8,950,000	0.70	1,965,000	0.45
Exercised	(1,978,565)	0.43	(1,155,833)	0.33
Cancelled/ Expired	(856,601)	0.58	(630,334)	0.44
Outstanding, end of the period	17,592,334	0.53	11,477,500	0.39
Options exercisable at the end
of the period	13,006,604		9,619,793

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

The following table summarizes information about the stock options outstanding for the nine-month period ended September 30, 2007.

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE
	Number		Weighted	Number	Weighted
	Outstanding	Weighted	Average	Exercisable	Average
Range of	As at	Average	Exercise	As at	Exercise
Exercise	September 30,	Remaining	Price	September 30,	Price
Prices	2007	Life (years)		$2007	$
$0.30-0.36	6,030,000	2.99	0.32	5,774,721	0.32
$0.40 - 0.45	1,828,334	1.82	0.42	1,735,186	0.41
$0.50 - 0.55	784,000	2.08	0.51	755,007	0.51
$0.60 – 0.65	4,700,000	4.61	0.65	2,319,592	0.65
$0.75	4,250,000	4.44	0.75	2,422,098	0.75
	17,592,334			13,006,604

During the nine-month period ended September 30, 2007, 8,950,000 options were granted and were valued, for accounting purposes, at $2,756,350 using the Black-Scholes model with the assumption of a risk-free interest rate at the grant date. The exercise prices were determined based on the Volume Weighted Average Price (VWAP) which is the listing of the stock activities for five business days from the grant date. The vesting periods of these options: 1/3 of the shares were vested on the date of the grant; 1/3 vest 12 months after the grant date and another 1/3 vest 24 months after the grant date.

The total stock-based compensation expense recognized for stock options granted in the current and prior years and that vested during the three month period ended September 30, 2007 was $506,541 [2006 - $112,356] and for the nine month period ended September 30, 2007 was $1,586,674 [2006 - $335,421].

c) Warrants

The following table shows movements in number of warrants of the Company for the nine-months ended September 30, 2007 and year ended December 31, 2006.

	September 30, 2007		December 31, 2006
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Warrants	Price	of Warrants	Price
		$		$
Outstanding, beginning of the year	7,266,092	0.47	1,270,000	0.40
Granted (see note 7a)	19,554,716	0.80	7,266,092	0.58
Exercised (see note 5)[1]	(5,476,092)	0.43	(1,270,000)	0.40
Outstanding, end of the period	21,344,716	0.78	7,266,092	0.47
1. 100,000 of the total warrants exercised related to the March 31, 2006 private placement.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

The following is a summary of the 21,344,716 warrants outstanding as at September 30, 2007.

	Number	Expiry date
	Outstanding
	As at
Exercise	September 30,
Prices	2007
$0.58	1,790,000	March 31, 2008
$0.80	19,230,769	August 10, 2009
$0.80	323,947	September 7, 2009
	21,344,716

d) Bonus Share Program

In 2007, employees who opted for their bonus to be paid in common shares are entitled to receive, subject to 1 year service requirement, 469,850 common shares in 2008. On the grant date, the fair value of the 2007 incremental share award including the cash bonus is $258,124.

Employees who opted for their bonus to be paid in common shares in 2006 received, in the first quarter of 2007, 117,060 common shares of the 191,330 shares they were eligible to receive (based on the 1 year service requirement). On the grant date, the fair value of the 2006 incremental share award including the cash bonus was $128,071.

The total compensation expense recognized for the bonus share program for the three month period ended September 30, 2007 was $236,028 [2006 - $23,530] and for the nine months period ended September 30, 2007 was $245,034 [2006 - $80,275].

8. Related Party Transactions

The Company entered into the following related party transactions during the 2007 year:

	Three months ended September 30		Year-to-date September 30
	2007	2006	2007	2006
Legal fees[1]	$19,197	$20,054	$54,254	$94,460
Management fees[2]	$283,505	$224,972	$691,272	$462,452
Reimbursement of expenses[2]	$72,773	$42,318	$201,926	$100,291
Royalties[3]	$39,486	$5,731	$76,681	$26,205
(1)	To a company associated with a director of the Company. Services are not under contract and are engaged as required.
(2)	To companies controlled by officers of the Company.
(3)	Incurred as a result of a contract with a significant shareholder, Zedex Minerals Limited.

Other non-recurring transactions

a)
On March 19, 2007 the Company completed a non-brokered private placement of common shares of 21,528,571 at $0.56 per share for net proceeds of $11,976,118. Of the $12,000,000 gross proceeds, $7,250,000 of common shares were purchased at $0.56 per share by significant shareholders.

b)
On August 10, 2007, the Company completed an offering of 38,461,538 Units (see note 7) of the Company at a price of $0.65 per unit for net proceeds of $22,891,000. Of the $25,000,000 of gross proceeds, $2,500,000 of Units were purchased at $0.65 per share by significant shareholders.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

9. Commitments and Contractual Obligations

As at September 30, 2007
		Less than One
Payments Due by Period	Total	Year	2 – 10 Years
Capital lease obligations	448,101	448,101	-
Operating leases	2,158,898	734,654	1,424,244
Purchase obligations – supplies and services	3,908,438	3,727,294	181,144
Purchase obligations – exploration and development	1,357,582	1,011,060	346,522
Asset retirement obligations	1,091,000	25,069	1,065,931
Total	$8,964,019	$5,946,178	3,017,841

10. Financial Instruments
The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, capital lease obligations and loan facility.  The carrying amount of cash, receivables and capital leases, payables and accruals is a reasonable approximation of fair value due to their short-term maturities. The carrying value of short-term debt approximated fair value primarily due to the floating nature of the interest rate on the loan facility.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate or credit risks arising from these financial instruments.

Currency risk
The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. These potential currency fluctuations could have an impact on expenditures, production costs and Company profitability. At present, the Company does not use derivative instruments to reduce its exposure to foreign currency risk, primarily with respect to the US monetary dollar. The Company has a number of investments in foreign subsidiaries and joint ventures, whose net assets are exposed to currency translation risk.

A certain amount of the transactions with respect to the Bong Mieu and Phuoc Son projects are denominated in the Vietnamese Dong, which is not freely convertible into foreign currency, and there are restrictions on the removal of capital from the country. These restrictions may have an adverse impact on the Company’s ability to repatriate funds from Vietnam.

The foreign exchange loss for the three months ended September 30, 2007 and for the year to date September 30, 2007 was mainly the result of foreign exchange fluctuations impacting the value of cash denominated in US dollars.

Interest rate risk
The Company was previously exposed to interest rate risk as interest on the variable interest rate US $2 million loan facility fluctuated due to changes in the LIBOR market interest rates. The loan was repaid in full on June 27, 2007.

There were no derivative instruments related to interest rates outstanding as at September 30, 2007 and December 31, 2006.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

Market risk
The profitability of the operating mine of the Company is related to the market price of gold and silver. The Company does not engage in derivative instruments at present.

11. Capital Lease Obligation

The Company has capital leases for projects related to the Bong Mieu and Phuoc Son properties

	September 30,	December 31,
	2007	2006
Total minimum lease payment	$448,101	$412,894
Less: current portion	448,101	412,894
	$-	$-

12. Inventory

	September 30,	December 31,
	2007	2006
Dore Bars	$69,325	$73,047
Ore in stockpiles	164,759	76,337
Gold in circuit	61,043	18,800
Mine operating supplies	517,486	448,859
Total	$812,613	$617,043

13. Memorandum of Agreement
On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was signed with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) which allows the Grantee (defined as the Company and “a Philippine national corporation to be identified by the Company”) to acquire an option to earn a 60% interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property. The property covered by the MOA (the Capcapo Property.) consists of Mineral Production Sharing Agreement (MPSA) No. 144-99-CAR (MPSA 144), which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which falls under a neighbouring Exploration Permit Application (EXPA). Jabel holds the Capcapo Property in its name and is a minority shareholder in AMIC. AMIC has an operating agreement with Jabel in respect of the Capcapo Property.

The MOA is a binding agreement that is conditional on the Company’s completion of due diligence program to validate historical drilling information. Under the MOA, once the due diligence procedures are complete with the drilling information being validated and a formal agreement is signed, a cash payment of US $200,000 will be made by the Grantee to AMIC. Under the MOA, the parties will form a joint venture corporation (Newco) that will develop, manage and conduct mining operations on the Property. Newco and Jabel will become co-holders of the titles to the Property. Although Jabel’s name will remain on the Capcapo Property titles, Jabel’s only economic interest in the Property will be a royalty. Aside from the royalty, any revenues from the Capcapo Property will be received and distributed by Newco.

On May 31, 2007, the Company registered a Philippine corporation with the Republic of the Philippines Securities and Exchange Commission under the corporate name of Kadabra Mining Corp (Kadabra). Kadabra has an authorized and outstanding stock of 30,000,000 Philippine pesos (equivalent to $700,000 Canadian dollars) and is 100% beneficially owned by the Company.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

Upon full exercise of the option described in the MOA, Newco will be 40% owned by Kadabra, 20% owned by a Philippine national that the Company will identify (Philco), and 40% owned by AMIC. Collectively, the 40% ownership of Kadabra and the 20% ownership of Philco in Newco represent the 60% interest in the Property that is the subject of the MOA.

Under Philippine law, an entity holding a MPSA must be at least 60% owned by Philippine nationals. A corporation is considered a Philippine national if at least 60% of its outstanding shares is owned by Filipinos or Philippine entities that are themselves at least 60% owned by Filipinos. Since Newco will be a co-holder of the Property, this restriction applies to Newco. However, Newco’s structure complies with this restriction because the total of Philco’s and AMIC’s shares in Newco will, upon exercise of the option, meet the minimum 60% Philippine national ownership requirement.

Further details on the MOA are as follows. Under the terms of the MOA, six months after the signing of a formal agreement, the Grantee will cause Olympus to issue common shares to AMIC with a total value of US$350,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding the date of the signing of the formal agreement. Once the Grantee has spent US$3 million on exploration and development work on the Capcapo Property, the Grantee will cause the Company to issue to AMIC further common shares of the Company with a total value of US$450,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding their date of issuance.

For the Grantee to earn a 60% interest in the Capcapo Property, a cumulative spending of US$6 million by the Grantee on exploration and development must occur by the end of the fifth year after the signing of the formal agreement. The Grantee earns a 20% interest after the first US$1 million is spent, an additional 20% interest after an additional US$2 million has been spent and an additional 20% interest after an additional US$3 million has been spent. Once the 60% interest has been earned, Newco will be formed as described above. On the other hand, if the Grantee obtains less than the 60% interest, the Grantee would proportionately share in less than 60% of the results of the joint venture.

One year after full commercial production is achieved on the Capcapo Property, the royalty mentioned above would be paid to Jabel. The royalty would be equal to either 3% of gross value of production or 6% of annual profit of Newco, as defined in the MOA, whichever is higher. The MOA also provides the Company with a right of first refusal over MPSA No. 141-99-CAR (another Jabel tenement in the vicinity) and the area of the neighbouring EXPA that is in excess of the two-kilometer radius buffer zone. If exploration results are favourable, then the focus would be to construct a mine in order to extract, process and produce gold, with the future impact on the Company of higher capital expenditures associated with mine construction and upon completion of the mine construction, increased production and sales.

14. Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the September 30, 2007 consolidated financial statements.

END OF NOTES TO FINANCIAL STATEMENTS